Exhibit 99.1

Rail Vision Announces Third Quarter 2022 Financial Results

RA’ANANA, Israel, Dec. 06, 2022 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), a development stage technology company seeking to revolutionize railway safety and the data-related market, today reported financial results for the third quarter ended September 30, 2022.

“We continued to demonstrate our position at the forefront of an evolution in train safety during the third quarter,” said Shahar Hania, CEO of Rail Vision. “The strong interest we generated from potential customers during InnoTrans in Berlin, Europe’s leading rail conference, as well as SmartTransitWest in Denver, the go-to event for senior industry professionals in North America, provide us with a wealth of opportunities to launch new pilot programs with major rail operators globally. Our team is actively working to convert previously completed pilot programs into revenue-generating commercial contracts.”

“Additionally, as our game-changing technology is used in more and more real-world settings, we generate an exponentially increasing amount of important data, collected through our cloud infrastructure, that empowers our team to further refine our technology solutions while uncovering potential new opportunities for growth,” continued Hania. “With interest from potential customers in the United States, Australia, India, Italy, Taiwan, Korea, the United Kingdom, and more, my excitement for the future of Rail Vision has never been greater, and we look forward to delivering on our vision of ushering in a new era of rail safety.”

Third Quarter 2022 & Recent Highlights

●	Successfully completed initial testing under long-term pilot (LTP) with Rio Tinto Iron Ore (“Rio Tinto”) for the AutoHaul® project, the world’s first automated, long distance, heavy haul rail network, and extended pilot program to evaluate additional use cases.

●	Received notice of allowance from the United States Patent and Trademark Office covering the Company’s industry-leading, cutting-edge, artificial intelligence (A.I.) based technology, specifically designed for railways, and its ability to perform built-in, real-time tests of the optical sensor.

●	Showcased Rail Vision’s AI-based solutions at InnoTrans 2022 in Germany, generating strong interest from potential customers.

Third Quarter 2022 Financial Results

●	Revenues for the three months ended September 30, 2022, amounted to $202,000, due to the completion of the LTP with Rio Tinto as detailed above.

●	Research and development (“R&D”) expenses, net for the three months ended September 30, 2022, were $1,651,000, compared to the expenses of $1,683,000 in the three months ended September 30, 2021.

●	General and administrative expenses for the three months ended September 30, 2022 were $1,050,000, compared to $703,000 in the three months ended September 30, 2021. The increase is primarily attributed to increase in professional services related to the Company being a public company and an increase in share-based compensation.

●	Net loss for the three months ended September 30, 2022 was $2,769,000 or $0.17 per ordinary share, compared to a net loss of $2,638,000, or $0.28 per ordinary share, in the three months ended September 30, 2021. The increase in the net loss is attributed mainly to the increase in general and administrative expenses as detailed above.

●	Rail Vision ended the third quarter of 2022 with $10.4 million in cash and cash equivalents, compared to $1.6 million as of December 31, 2021.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses opportunities to launch new pilot programs, uncovering potential new opportunities for growth and interest from potential customers. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on May 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
RVSN@redchip.com

Rail Vision Ltd.
INTERIM CONDENSED BALANCE SHEETS
(U.S. dollars in thousands, except share data and per share data)

	September 30, 2022	December 31, 2021
	Unaudited	Audited
ASSETS

Current assets:
Cash and cash equivalents	$10,436	$1,649
Restricted cash	219	200
Trade accounts receivable	106	87
Other current assets	440	472
Total current assets	11,201	2,408

Non-current Assets:
Operating lease - right of use asset	1,225	1,433
Fixed assets, net	470	570
Total Non-current assets	1,695	2,003

Total assets	$12,896	$4,411

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade payables	$123	$139
Current operating lease liability	276	299
Other accounts payable	1,063	1,114
Totalcurrent liabilities	1,462	1,552

Non-current operating lease liability	836	1,221

Total liabilities	$2,298	$2,773

Temporary equity:
Preferred A shares	--	9,965

Shareholders’ equity:
Ordinary shares	46	25
Additional paid in capital	62,908	35,987
Accumulated deficit	(52,356)	(44,339)
Total shareholders’ equity (deficit)	10,598	(8,327)

Total liabilities, temporaryequityand shareholders’ equity	$12,896	$4,411

Rail Vision Ltd.
UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. dollars in thousands, except share data and per share data)

	Nine months ended		Three months ended
	September 30,		September 30,
	2022	2021	2022	2021

Revenues	$421	$417	$202	$--
Cost of revenues	(661)	(113)	(303)	--

Gross profit(loss)	(240)	304	(101)	--

Research and development expenses, net	(4,757)	(5,521)	(1,651)	(1,683)

Administrative and general expenses	(3,178)	(2,430)	(1,050)	(703)

Operating loss	(8,175)	(7,647)	(2,802)	(2,386)

Financing income (expenses), net	158	(119)	33	(252)

Net loss for the period	(8,017)	(7,766)	(2,769)	(2,638)

Basic and diluted loss per share	(0.59)	(0.85)	(0.17)	(0.28)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	13,592,111	9,145,037	15,896,040	9,157,324

Rail Vision Ltd.
UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND
SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data and per share data)

	Convertible Preferred A Shares		Ordinary Shares
	Number of shares	USD	Number of shares	USD		Additional paid in capital	Accumulated Deficit	Total shareholders’ equity

Balance as of January 1, 2022	51,282	9,965	9,157,324	25		35,987	(44,339)	(8,327)
Issuance of convertible preferred shares	10,256	2,000	--	--		--	--	--
Conversion of convertible preferred shares into ordinary shares upon completion of initial public offering	(61,538)	(11,965)	2,707,672	8		11,957	--	11,965
Issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance expenses	--	--	3,787,241	12		13,575	--	13,587
Conversion of convertible debt into ordinary shares upon completion of initial public offering	--	--	242,131	1		999	--	1,000
Issuance of ordinary shares as a result of exercise of options	--	--	1,672	(*	)	10	--	10
Share-based payment	--	--	--	--		380	--	380
Net loss	--	--	--	--		--	(8,017)	(8,017)

Balance as of September 30, 2022	--	--	15,896,040	46		62,908	(52,356)	10,598

(*)	Represents an amount less than $1.

Rail Vision Ltd.
UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND
SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data and per share data)

	Convertible Preferred A Shares		Ordinary Shares
	Number of shares	USD	Number of shares	USD		Additional paid in capital	Accumulated Deficit	Total shareholders’ equity

Balance as of January 1, 2021	51,282	4,965	9,136,600	25		35,001	(34,119)	907

Issuance of convertible preferred shares	--	5,000	--	--		--	--	--
Issuance of shares as a result of exercise of options	--	--	20, 724	(*	)	127	--	127
Share-based payment	--	--	--	--		741	--	741
Loss for the period	--	--	--	--		--	(7,766)	(7,766)

Balance as of September 30, 2021	51,282	9,965	9,157,324	25		35,869	(41,885)	(5,991)

(*)	Represents an amount less than $1.

Rail Vision Ltd.
UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021

Cash flows from operating activities
Net loss for the period	(8,017)	(7,766)	(2,769)	(2,638)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	115	101	39	41
Share-based payment	380	741	91	(105)
Change in operating lease liability	(200)	(173)	(41)	(18)
Changes in operating assets and liabilities:

Decrease (increase) in other current assets	(43)	(273)	262	(153)
Increase (decrease) in trade accounts payable	(16)	63	(6)	(9)
Increase (decrease) in other accounts payable	(51)	(275)	(53)	229

Net cash used in operating activities	(7,832)	(7,582)	(2,477)	(2,653)

Cash flows from investing activities
Purchase of fixed assets	(15)	(255)	(15)	(192)

Net cash used in investing activities	(15)	(255)	(15)	(192)

Cash flows from financing activities:
Issuance of preferred A shares, net of issuance expenses	2,000	5,000	--	--
Proceeds from a convertible debt	1,000
Proceeds from exercise of options	10	127	--	--
Issuance of ordinary shares and warrants, net of issuance expenses	13,643	--	--	--

Net cash provided by financing activities	16,653	5,127	--	--

Increase (Decrease) in cash, cash equivalents and restricted cash	8,806	(2,710)	(2,492)	(2,845)
Cash, cash equivalents and restricted cash at the beginning of the period	1,849	6,943	13,147	7,078

Cash, cash equivalents and restricted cash at the end of the period	10,655	4,233	10,655	4,233

Non CashActivities:

Obtaining a right-of-use asset in exchange for a lease liability	--	104	--	(354)
Conversion of preferred shares	11,965	--	--	--
Conversion of a convertible debt	1,000	--	--	--
Issuance expenses	56	--	--	--